UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 22, 2023, announcing the Company’s dividend and earnings report for the first quarter of 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 22, 2023	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report March 31, 2023 (First quarter 2023) –  History in the making!

Monday, May 22, 2023

Highlights:

1
The average Time Charter Equivalent (TCE) for our spot vessels (15) during the first quarter of 2023 came in at $60,005 per day per ship. Including vessels on term contracts (4), the total average NAT TCE was $51,902 per day per ship. This is the second strongest first quarter TCE ever achieved in NAT’s 28 year history. Our operating costs are about $8,000 per day per vessel.

2
The net profit for 1Q 2023 landed at $46.9 million or an Earnings per share (EPS) of $0.22. the previous quarter saw a net profit of $36 million and an EPS of $0.17. Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for 1Q 2023 came in with a positive $67.7 million, compared to an adjusted EBITDA of $51.1 million in 4Q 2022.

3	The board has decided that the dividend after the first quarter of 2023 will be 15 cents ($0.15) per share. The Dividend will be payable on July 6, 2023 to shareholders on record as of June 15, 2023.

4
The seasonal slowdown  seen so far in 2Q 2023 has already bottomed, at levels that in previous years would have been perceived as peak season earnings. This goes to illustrate that the scarcity of Suezmax tankers should secure a very interesting market for NAT going forward. Seasonal variations will occur, but we expect earnings to be at higher levels than in the past due to the low orderbook of new ships.

5
65% of our spot voyage days for the second quarter of 2023 have now been booked at an average TCE of $42,111 per day per ship. Spot rates have now turned upwards, but if this level is achieved for the full second quarter, it is a second quarter level only achieved three times in the past for NAT.

6
On the demand side, last year was focused on Europe’s energy challenge following the Russian invasion in Ukraine. This year will see the populations in China and other nations returning to mobility and travel in a big way. We expect the re-emergence of India and the Far East after the pandemic to have a significant effect on oil markets. This should add to an already tight market for NAT.

7	NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $168 million equal to $8.9 million per ship at March 31, 2023.

8
The NAT fleet of versatile suezmax tankers offers flexibility in loading and discharging ports. Through careful voyage planning and adjustment of speed of our vessels, the NAT fleet is reducing emissions.

9	Financial information for the first quarter of 2023 and for other periods is included later in this report.

Sincerely

Herbjørn Hansson
founder, Chairman & CEO

Nordic American Tankers Ltd

Our Fleet

As of March 31, 2023 our fleet consisted of 19 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

The main operational challenges during the pandemic and with the ongoing conflict in Ukraine have been related to crews and our work to safeguard our seafarers and our ships.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the first quarter 2023

For the first quarter 2023 the net profit was $46.9 million or an EPS of $0.22. This is an improvement from the fourth quarter 2022, where we recorded a strong net result of $36 million or an EPS of $0.17. For the first quarter 2022 we saw a net loss of -$27 million or -$0.14 per share.

The average time charter equivalent (TCE) for our fleet during the first quarter of 2023 came in at $51,902 per day per ship, up from the fourth quarter of $49,035 per day per vessel. The market has continued on a firm note although a seasonal softening has been evident so far in the second quarter of 2023. Sixty-three (63) per cent of our spot voyage days have been booked at an average TCE of $42,111 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our nineteen vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

The direction of NAT is strongly upwards.

Financing

Our Net Debt (total liabilities less current assets) stood at $168 million, which equals $8.9 million per ship based on 19 vessels, as of March 31, 2023.

The details of our two financing arrangements are as follows;

1)	The total outstanding balance to CLMG/Beal Bank, was $110.9 million as of March 31, 2023. The total outstanding balance to CLMG/Beal Bank as of the date of this report is $109.9 million.

2)	The 5 vessels financed through Ocean Yield have as of March 31, 2023 a total outstanding balance of $177.3 million, including current portion of the debt.

Current portion of long term debt is presented in our balance sheet with a total of $123.8 million net of transaction costs. This number now includes the remaining CLMG/Beal Bank facility as the final maturity is February 12, 2024. $14.0 million is related to the Ocean Yield financing. Restricted cash of $4.5 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

For the first quarter of 2023 a cash dividend of 15 cent ($0.15) per share has been declared. This is our 103rd consecutive quarterly dividend.

Payment of the dividend will be on July 6, 2023, to shareholders of record on June 15, 2023.

World Economy and the Tanker Market

As we have seen in the past, political uncertainty creates demand for the transport of oil. As a consequence of Russia’s invasion of Ukraine and the West’s strong reaction, energy security is of paramount concern.  Oil will have to be sourced from further away than in the past, creating longer voyages. Uncertain times also encourage hoarding, adding to demand for oil and for the NAT tankers.

The earnings so far in 2023 illustrate that the scarcity of suezmax tankers should secure a very interesting market for NAT going forward. Seasonal variations will occur, but we expect earnings to be at higher levels than in the past.

Last year was focused on Europe’s energy challenge following the Russian invasion in Ukraine. This year will see the populations in China and other nations returning to mobility and travel in a big way. We expect the re-emergence of India and Asia after the pandemic to have a significant effect on oil markets. This should add to an already tight market for the NAT ships.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain at historic low levels for at least the next two or three years with only 19 new ships in the world’s orderbook for suezmax tankers. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 576 vessels as of March 31, 2023, with only 19 vessels in order (3% of the world suezmax fleet). This is a historically low orderbook by any measure. There is only five suezmax tankers for delivery from the shipyards for the balance of this year and only six Suezmax tankers are in the orderbooks for 2024. For 2025 there is so far only expected 8 vessels for delivery. For comparison, there was 32 Suezmax tankers delivered in 2022 alone.

The available shipyard capacity has to a large extent been booked by container, gas and drybulk ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026. This is very good news for the long term market dynamics in our industry and we could potentially see net negative fleet growth in the conventional suezmax market in the coming two to three years.

All of the above are good news for the short- and long term outlook for our tankers. It is our opinion that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our current fleet of 19 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION
(UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022	Dec. 31, 2022

Net Voyage Revenue	87,094	71,097	15,521	168,825

Vessel Operating Expenses	(13,955)	(15,219)	(16,670)	(63,430)
Depreciation Expenses	(12,723)	(12,732)	(12,874)	(50,421)
Impairment and Gain(Loss) on Disposal of Vessels	0	5,662	(1,273)	5,691
General and Administrative Expenses	(5,740)	(5,086)	(5,621)	(18,798)
Operating Expenses	(32,418)	(27,375)	(36,438)	(126,958)
Net Operating Income (Loss)	54,676	43,722	(20,917)	41,867

Interest Expense	(8,034)	(8,046)	(6,081)	(27,055)
Other Financial Income (Expenses)	269	356	12	289
Total Other Expenses	(7,765)	(7,690)	(6,069)	(26,766)
Net Income (Loss)	46,911	36,032	(26,986)	15,101
Basic and Diluted Earnings (Loss) per Share	0.22	0.17	(0.14)	0.07
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	191,144,879	202,032,942
Common Shares Outstanding	208,796,444	208,796,444	197,738,841	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Mar. 31, 2023	Dec. 31, 2022
Cash and Cash Equivalents	56,617	59,583
Restricted Cash	4,508	3,719
Accounts Receivable, Net	26,481	20,474
Prepaid Expenses	7,464	5,975
Inventory	25,684	25,430
Voyages in Progress	15,960	23,997
Other Current Assets	1,986	3,484
Total current assets	138,700	142,662
Vessels, Net	722,393	735,134
Other Non-Current Assets	1,892	2,087
Total Non-Current Assets	724,285	737,221
Total Assets	862,985	879,883

Accounts Payable	3,191	6,960
Accrued Voyage Expenses	7,279	11,315
Other Current Liabilities	10,626	14,439
Current Portion of Long Term Debt	123,845	39,700
Total Current liabilities	144,941	72,414
Long-Term Debt	161,051	266,337
Other Non-Current Liabilities	968	1,150
Total Non-current Liabilities	162,019	267,487
Shareholders' Equity	556,025	539,982
Total Liabilities and Shareholders' Equity	862,985	879,883

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Three Months Ended	Twelve Months Ended
(UNAUDITED)
Amounts in USD '000	Mar. 31, 2023	Dec. 31, 2022
Net Cash Provided by (Used in) Operating Activities	51,100	24,134

Investment in Vessels	(217)	(5,116)
Investment in Newbuildings	0	(90,301)
Proceeds from Vessel Sales	0	81,074
Net Cash Used in Investing Activities	(217)	(14,343)

Proceeds from Issuance of Common Stock	0	49,096
Proceeds from Vessel Financing	0	88,000
Repayments of Vessel Financing	(3,468)	(11,476)
Repayment of Borrowing Facility	(18,226)	(93,933)
Dividends Distributed	(31,319)	(22,682)
Net Cash Provided by Financing Activities	(53,013)	9,005

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(2,130)	18,796
Effect of exchange rate changes on Cash	(47)	(142)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	63,302	44,648
Cash, Cash Equivalents and Restricted Cash at End of Period	61,125	63,302
Cash and Cash Equivalents	56,617	59,583
Restricted Cash	4,508	3,719

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022	Dec. 31, 2022
Voyage Revenue	121,434	110,207	49,255	339,340
Voyage Expense	(34,340)	(39,110)	(33,734)	(170,515)
Net Voyage Revenue (1)	87,094	71,097	15,521	168,825

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022	Dec. 31, 2022
Net Income (Loss)	46,911	36,032	(26,986)	15,101
Interest Expense	8,034	8,046	6,081	27,055
Depreciation Expense	12,723	12,732	12,874	50,421
EBITDA (2)	67,668	56,810	(8,031)	92,577
Impairment and (Gain) / Loss on Disposal of Vessels	0	(5,662)	312	(5,691)
ADJUSTED EBITDA	67,668	51,148	(7,719)	86,886

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Ltd Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm